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                                  Form N-18F-1

                       Securities and Exchange Commission
                             Washington, D.C. 20549

      NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE INVESTMENT
                               COMPANY ACT OF 1940


                              CRM MUTUAL FUND TRUST
                            Exact Name of Registrant

      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself, with respect to shares of its series CGM Focus Fund, to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURES


      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the State of New York on the 27th day of July, 2005.


                                    Signature:
                                              CRM Mutual Fund Trust
                                              (Name of Registrant)

                                    By: /s/ Ronald McGlynn
                                        --------------------------
                                        Name:  Ronald McGlynn
                                               President


      Attest: /s/ Carlos A. Leal
              ----------------------
              Name:  Carlos A. Leal
                     Treasurer